Exhibit 99.1

KE Holdings Inc. Announces Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

BEIJING, China, March 16, 2023 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Business and Financial Highlights for the Fourth Quarter and Fiscal Year 2022

•	Gross transaction value (GTV)[1] in 2022 was RMB2,609.6 billion (US$378.4 billion), a decrease of 32.3% year-over-year. GTV of existing home transactions was RMB1,576.5 billion (US$228.6 billion), a decrease of 23.4% year-over-year. GTV of new home transactions was RMB940.5 billion (US$136.4 billion), a decrease of 41.5% year-over-year. GTV of home renovation and furnishing was RMB5.4 billion (US$0.8 billion), compared to RMB213 million in 2021. GTV of emerging and other services was RMB87.3 billion (US$12.7 billion), a decrease of 53.2% year-over-year.

In the fourth quarter of 2022, GTV was RMB647.0 billion (US$93.8 billion), a decrease of 11.7% year-over-year. GTV of existing home transactions was RMB359.9 billion (US$52.2 billion), an increase of 1.5% year-over-year. GTV of new home transactions was RMB263.5 billion (US$38.2 billion), a decrease of 26.1% year-over-year. GTV of home renovation and furnishing was RMB2.0 billion (US$0.3 billion), compared to RMB61 million in the same period of 2021. GTV of emerging and other services was RMB21.7 billion (US$3.1 billion), an increase of 3.5% year-over-year.

•	Net revenues in 2022 were RMB60.7 billion (US$8.8 billion), a decrease of 24.9% year-over-year.

In the fourth quarter of 2022, net revenues were RMB16.7 billion (US$2.4 billion), a decrease of 5.8% year-over-year.

•	Net loss in 2022 was RMB1,397 million (US$203 million), compared to net loss of RMB525 million in 2021. Adjusted net income[2] in 2022 was RMB2,843million (US$412 million), compared to adjusted net income of RMB2,294 million in 2021.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

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In the fourth quarter of 2022, net income was RMB372 million (US$54 million), compared to net loss of RMB933 million in the same period of 2021. Adjusted net income was RMB1,547 million (US$224 million), compared to adjusted net income of RMB42 million in the same period of 2021.

•	Number of stores was 40,516 as of December 31, 2022, a 20.6% decrease from one year ago. Number of active stores[3] was 37,446 as of December 31, 2022, a 17.4% decrease from one year ago.

•	Number of agents was 394,020 as of December 31, 2022, a 13.3% decrease from one year ago. Number of active agents[4] was 349,681 as of December 31, 2022, a 14.0% decrease from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 36.6 million in the fourth quarter of 2022, compared to 37.4 million in the same period of 2021.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “Amid the challenging housing market in 2022, we underwent a strategic transformation from high-speed to high-quality growth, which not only enabled us to continue outperforming the market in GTV growth and cultivate new growth engines, such as home renovation and furnishing, but also delivered contribution margin expansion in both our existing and new home transaction services in 2022.”

“In the fourth quarter, our GTV of existing home transactions increased year-over-year against the prevailing market decline, as we drove more value for users through our effective ACN and fostered the development of high-quality stores and agents by providing effective tools such as better lead allocation and stringent ecosystem governance. In the new home market, alongside our successful “Commission in Advance” program, we actively promoted sales conversions while increasing the contribution from our collaborations with state-owned developers. The combined effect of these initiatives drove strong results without sacrificing operational and financial safety in exchange for growth. Our home renovation and furnishing business also outpaced the industry, led by the strength of our full-service model, strong traffic referrals from our core business, rapid increase in home furnishing sales, and solid improvement in the infrastructure that we built to support quality delivery.”

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 45,339 as of December 31, 2021.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 406,794 as of December 31, 2021.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

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“The measures that we enacted in 2022 have expanded our revenue streams, lowered our expenses and reduced our risks, enabling us to be more efficient, more diversified, and healthier. With active real estate policy support and signs of market recovery, we are poised to bring further value to our customers, service providers, and China’s broader housing industry in 2023. In the meantime, we will adhere to our long-term approach and a market-neutral view, striving to transcend the short-term fluctuations and grow inclusively and sustainably,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “For the whole year of 2022, the market and our business experienced a wide range of challenges from the COVID-19 pandemic to spillover risks of developers. Facing the predicament, we took forceful actions to prioritize cost management and efficiency optimization, maximizing the value of our platform to improve the retention and acquisition of high-quality service providers. We achieved net revenues of RMB60.7 billion, down by 24.9% year-over-year, a smaller contraction compared with the decline of the market. Moreover, we reported notable improvements in multiple financial metrics, including contribution margin for both existing and new home transaction services, gross margin and adjusted net income, as well as a stronger free cash flow, demonstrating our successful shift of focus from high-speed to high-quality growth, and further strengthening our leading position in the market. As we look ahead into 2023, the advancement of our “One body, two wings” strategy will drive more diversified development and have higher requirements for operational stability and profitability. As such, with the optimized costs and expenses structure that we built in 2022, we will aim to maintain a dynamic balance among efficiency, risk management and scale expansion, to support our sustained business growth and improvement of service quality.”

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Fourth Quarter 2022 Financial Results

Net Revenues

Net revenues decreased by 5.8% to RMB16.7 billion (US$2.4 billion) in the fourth quarter of 2022 from RMB17.8 billion in the same period of 2021, with total GTV declining by 11.7% to RMB647.0 billion (US$93.8 billion) in the fourth quarter of 2022 from RMB732.4 billion in the same period of 2021, which was primarily attributable to the decline in GTV of existing home transactions in top-tier cities and new home transactions, due to the disruption to China’s housing market recovery by COVID-19 flare-ups and soft market sentiment towards new home sales. The decrease of net revenues was partially offset by the increase of net revenues from home renovation and furnishing.

•	Net revenues from existing home transaction services decreased by 11.8% to RMB5.3 billion (US$0.8 billion) in the fourth quarter of 2022, compared to RMB6.0 billion in the same period of 2021, primarily due to the decrease of commission revenue which was partially offset by the increase of the revenues derived from platform service, franchise service and other value-added services. GTV of existing home transactions increased by 1.5% to RMB359.9 billion (US$52.2 billion) in the fourth quarter of 2022 from RMB354.6 billion in the same period of 2021, primarily attributable to the increase of GTV served by connected agents on the Company’s platform, which was partially offset by the decrease of GTV served by Lianjia brand year-over-year. The different trend between net revenues and GTV of existing home transaction services was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Among that, (i) commission revenue decreased by 16.6% to RMB4.4 billion (US$0.6 billion) in the fourth quarter of 2022 from RMB5.3 billion in the same period of 2021, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores of 17.2% to RMB161.4 billion (US$23.4 billion) in the fourth quarter of 2022 from RMB194.9 billion in the same period of 2021, resulting from the surge of COVID-19 cases especially in top-tier cities during the fourth quarter of 2022; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 25.2% to RMB0.9 billion (US$0.1 billion) in the fourth quarter of 2022, from RMB0.7 billion in the same period of 2021, mainly due to a 24.3% increase of GTV of existing home transactions served by connected agents on the Company’s platform to RMB198.5 billion (US$28.8 billion) in the fourth quarter of 2022 from RMB159.7 billion in the same period of 2021, which was primarily due to recovery for existing home sales market in certain second-tier cities along with more supportive policies, and a relatively low base in the same period of 2021.

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•	Net revenues from new home transaction services decreased by 26.8% to RMB8.3 billion (US$1.2 billion) in the fourth quarter of 2022 from RMB11.3 billion in the same period of 2021, primarily due to the decrease of GTV of new home transactions of 26.1% to RMB263.5 billion (US$38.2 billion) in the fourth quarter of 2022 from RMB356.8 billion in the same period of 2021. Among that, the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 28.4% to RMB212.3 billion (US$30.8 billion), compared to RMB296.4 billion in the same period of 2021, while the GTV of new home transactions served by Lianjia brand decreased by 15.1% to RMB51.3 billion (US$7.4 billion) in the fourth quarter of 2022, compared to RMB60.4 billion in the same period of 2021.

•	Net revenues from home renovation and furnishing were RMB2.1 billion (US$0.3 billion) in the fourth quarter of 2022, compared to RMB58 million in the same period of 2021, primarily because the Company completed the acquisition (“Shengdu Acquisition”) of Shengdu Home Renovation Co., Ltd. (“Shengdu”), a full-service home renovation service provider in China, and began to consolidate its financial results during the second quarter of 2022 and the organic growth of the GTV for home renovation and furnishing business.

•	Net revenues from emerging and other services increased by 152.0% to RMB1.1 billion (US$0.2 billion) in the fourth quarter of 2022 from RMB0.4 billion in the same period of 2021, primarily attributable to the increase of net revenues from rental property management services and financial services.

Cost of Revenues

Total cost of revenues decreased by 14.9% to RMB12.7 billion (US$1.8 billion) in the fourth quarter of 2022 from RMB14.9 billion in the same period of 2021.

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•	Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB6.0 billion (US$0.9 billion) in the fourth quarter of 2022, compared to RMB7.7 billion in the same period of 2021, primarily due to the decrease in GTV of new home transactions completed through connected agents and other sales channels in the fourth quarter of 2022 compared with the same period of 2021.

•	Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation was RMB4.2 billion (US$0.6 billion) in the fourth quarter of 2022, compared to RMB5.4 billion in the same period of 2021, primarily due to the decrease in the fixed compensation costs of Lianjia agents, dedicated sales team with the expertise on new home transaction services and other front line operation staff along with the drop in the headcount, and the decrease in variable commission as a result of the decreased GTV of existing home transactions and new home transactions completed through Lianjia agents.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB1.5 billion (US$0.2 billion) in the fourth quarter of 2022, compared to RMB61 million in the same period of 2021, which was primarily attributable to Shengdu Acquisition and the organic increase of net revenues from home renovation and furnishing.

•	Cost related to stores. The Company’s cost related to stores decreased by 26.1% to RMB0.8 billion (US$0.1 billion) in the fourth quarter of 2022 compared to RMB1.0 billion in the same period of 2021, mainly due to the decrease in the number of Lianjia stores along with market downtrend in the fourth quarter of 2022 compared to the same period of 2021.

•	Other costs. The Company’s other costs decreased to RMB0.2 billion (US$23 million) in the fourth quarter of 2022 from RMB0.6 billion in the same period of 2021, mainly due to a decrease of business taxes and surcharges along with the decrease of net revenues, the decreased funding costs and the decreased human resources related costs.

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Gross Profit

Gross profit increased by 40.4% to RMB4.1 billion (US$0.6 billion) in the fourth quarter of 2022 from RMB2.9 billion in the same period of 2021. Gross margin was 24.4% in the fourth quarter of 2022, compared to 16.4% in the same period of 2021. The increase in gross margin was primarily due to: a) a shift of revenue mix towards the existing home transaction services and home renovation and furnishing with relatively higher contribution margins than new home transaction services; b) a higher contribution margin for existing home transaction services led by the decreased fixed compensation costs for Lianjia agents along with the decreased number of Lianjia agents; c) a higher contribution margin for new home transaction services as a result of an increased number of projects with higher margins, and a relatively lower percentage of fixed compensation costs of net revenues from new home transaction services; and d) a relatively lower percentage of costs related to stores and other costs of net revenues in the fourth quarter of 2022 compared to the same period of 2021.

Income (Loss) from Operations

Total operating expenses decreased by 9.6% to RMB3.7 billion (US$0.5 billion) in the fourth quarter of 2022 from RMB4.1 billion in the same period of 2021.

•	General and administrative expenses decreased by 18.6% to RMB1,792 million (US$260 million) in the fourth quarter of 2022 from RMB2,202 million in the same period of 2021, mainly due to the decrease of provision for credit loss along with the decreased accounts receivable balance and the decrease of personnel costs and overheads along with the reduction of the headcount, which was partially offset by the increase of share-based compensation in the fourth quarter of 2022 compared to the same period of 2021.

•	Sales and marketing expenses were RMB1,333 million (US$193 million) in the fourth quarter of 2022, compared to RMB809 million in the same period of 2021, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services as the financial results of Shengdu were consolidated since the second quarter of 2022.

•	Research and development expenses decreased by 31.1% to RMB509 million (US$74 million) in the fourth quarter of 2022 from RMB738 million in the same period of 2021, mainly due to the decrease of personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in the fourth quarter of 2022 compared to the same period of 2021.

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Income from operations was RMB387 million (US$56 million) in the fourth quarter of 2022, compared to loss from operations of RMB1,184 million in the same period of 2021. Operating margin was 2.3% in the fourth quarter of 2022, compared to negative 6.7% in the same period of 2021, primarily due to: a) a relatively higher gross profit margin, and b) improved operating leverage, primarily due to personnel severance in the first half of 2022 and optimized resource utilization in the fourth quarter of 2022 compared to the same period of 2021.

Adjusted income from operations6 was RMB1,339 million (US$194 million) in the fourth quarter of 2022, compared to adjusted loss from operations of RMB398 million in the same period of 2021. Adjusted operating margin7 was 8.0% in the fourth quarter of 2022, compared to negative 2.2% in the same period of 2021. Adjusted EBITDA8 was RMB2,164 million (US$314 million) in the fourth quarter of 2022, compared to RMB484 million in the same period of 2021.

Net Income (Loss)

Net income was RMB372 million (US$54 million) in the fourth quarter of 2022, compared to net loss of RMB933 million in the same period of 2021.

Adjusted net income was RMB1,547 million (US$224 million) in the fourth quarter of 2022, compared to RMB42 million in the same period of 2021.

Net Income (Loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB377 million (US$55 million) in the fourth quarter of 2022, compared to net loss attributable to KE Holdings Inc.’s ordinary shareholders of RMB930 million in the same period of 2021.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

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Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1,552 million (US$225 million) in the fourth quarter of 2022, compared to RMB45 million in the same period of 2021.

Net Income (Loss) per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB0.32 (US$0.05) and RMB0.31 (US$0.04) in the fourth quarter of 2022, respectively, compared to RMB0.78 for both basic and diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders in the same period of 2021.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB1.31 (US$0.19) and RMB1.29 (US$0.18) in the fourth quarter of 2022, respectively, compared to RMB0.04 for both adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders in the same period of 2021.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of December 31, 2022, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB61.1 billion (US$8.9 billion).

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

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Fiscal Year 2022 Financial Results

Net Revenues

Net revenues decreased by 24.9% to RMB60.7 billion (US$8.8 billion) in 2022, compared to RMB80.8 billion in 2021. The decrease was primarily attributable to the decline in the total GTV by 32.3% to RMB2,609.6 billion (US$378.4 billion) in 2022 from RMB3,853.5 billion in 2021 due to soft market sentiment and the disruption of the resurgences to the Company’s operations caused by COVID-19 in 2022.

•	Net revenues from existing home transaction services decreased by 24.5% to RMB24.1 billion (US$3.5 billion) in 2022, compared to RMB31.9 billion in 2021, primarily due to a 23.4% decrease in GTV of existing home transactions to RMB1,576.5 billion (US$228.6 billion) in 2022 from RMB2,058.2 billion in 2021.

Among that, (i) commission revenue decreased by 27.3% to RMB20.6 billion (US$3.0 billion) in 2022 from RMB28.4 billion in 2021, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores of 27.9% to RMB746.4 billion (US$108.2 billion) in 2022 from RMB1,034.8 billion in 2021; and

(ii) revenues derived from platform service, franchise service and other value-added services decreased by 2.5% to RMB3.5 billion (US$0.5 billion) in 2022 from RMB3.6 billion in 2021, as the GTV of existing home transactions served by connected agents on the Company’s platform decreased by 18.9% to RMB830.1 billion (US$120.3 billion) in 2022 from RMB1,023.4 billion in 2021, which was partially offset by a moderate increase in existing home transaction commission rate charged by connected stores and the increased penetration level of value-added services.

•	Net revenues from new home transaction services decreased by 38.3% to RMB28.7 billion (US$4.2 billion) in 2022 from RMB46.5 billion in 2021, primarily due to the decrease of GTV of new home transactions of 41.5% to RMB940.5 billion (US$136.4 billion) in 2022 from RMB1,608.6 billion in 2021. Among that, the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 42.3% year-over-year to RMB770.5 billion (US$111.7 billion) from RMB1,334.6 billion in 2021, while the GTV of new home transactions served by Lianjia brand decreased by 38.0% year-over-year to RMB170.0 billion (US$24.6 billion) from RMB274.1 billion in 2021.

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•	Net revenues from home renovation and furnishing were RMB5.0 billion (US$0.7 billion) in 2022, compared to RMB197 million in 2021, primarily because the Company completed the acquisition of Shengdu, and began to consolidate its financial results during the second quarter of 2022 and the organic growth of the GTV for home renovation and furnishing business.

•	Net revenues from emerging and other services increased by 33.4% to RMB2.8 billion (US$0.4 billion) in 2022 from RMB2.1 billion in 2021, primarily attributable to the increase of net revenues from rental property management services which was partially offset by the decrease of net revenues from financial services.

Cost of Revenues

Total cost of revenues decreased by 27.8% to RMB46.9 billion (US$6.8 billion) in 2022 from RMB64.9 billion in 2021, primarily due to the decrease in both split commissions to connected agents and other sales channels, and internal commission and compensation.

•	Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels decreased by 35.2% to RMB20.5 billion (US$3.0 billion) in 2022 from RMB31.6 billion in 2021, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels in 2022 compared to 2021.

•	Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation decreased by 32.1% to RMB17.9 billion (US$2.6 billion) in 2022 from RMB26.3 billion in 2021, primarily due to the decrease in the fixed compensation costs of Lianjia agents, dedicated sales team with the expertise on new home transaction services and other front line operation staff along with the drop in the headcount, and the decrease in variable commission as a result of the decreased GTV of existing home transactions completed through Lianjia agents and new home transactions completed through Lianjia agents and dedicated sales team with the expertise on new home transaction services.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB3.6 billion (US$0.5 billion) in 2022, compared to RMB0.2 billion in 2021, which was primarily attributable to Shengdu Acquisition and the organic increase of net revenues from home renovation and furnishing.

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•	Cost related to stores. The Company’s cost related to stores decreased by 12.2% to RMB3.3 billion (US$0.5 billion) in 2022 compared to RMB3.8 billion in 2021, mainly due to the decrease in the number of Lianjia stores along with market downtrend in 2022 compared to 2021.

•	Other costs. The Company’s other costs decreased by 45.6% to RMB1.6 billion (US$0.2 billion) in 2022 from RMB3.0 billion in 2021, mainly due to a decrease of business taxes and surcharges along with the decrease of net revenues, the decreased funding costs and provisions related to financial services and the decreased offline activities costs.

Gross Profit

Gross profit decreased by 12.9% to RMB13.8 billion (US$2.0 billion) in 2022 from RMB15.8 billion in 2021. Gross margin was 22.7% in 2022, compared to 19.6% in 2021. The increase in gross margin was primarily due to: a) a shift of revenue mix towards the existing home transaction services and home renovation and furnishing with relatively higher contribution margins than new home transaction services, b) a higher contribution margin for existing home transaction services led by the decreased fixed compensation costs for Lianjia agents along with the decreased number of Lianjia agents, and c) a higher contribution margin for new home transaction services as a result of an increased number of projects with higher margins, and a relatively lower percentage of fixed compensation costs of net revenues from new home transaction services.

Income (Loss) from Operations

Total operating expenses decreased by 14.9% to RMB14.6 billion (US$2.1 billion) in 2022 from RMB17.2 billion in 2021.

•	General and administrative expenses decreased by 17.7% to RMB7.3 billion (US$1.1 billion) in 2022 from RMB8.9 billion in 2021, mainly due to the decrease of provision for credit loss along with the decreased accounts receivable balance and the decrease of personnel costs and overheads along with the reduction of the headcount, which was partially offset by the increase of share-based compensation in 2022 compared to 2021.

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•	Sales and marketing expenses were RMB4.6 billion (US$0.7 billion) in 2022, compared to RMB4.3 billion in 2021, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services as the financial results of Shengdu were consolidated since the second quarter of 2022, which was partially offset by the decrease of the brand advertising and promotional marketing expenses and personnel costs for housing transaction services.

•	Research and development expenses decreased by 20.3% to RMB2.5 billion (US$0.4 billion) in 2022 from RMB3.2 billion in 2021, mainly due to the decrease of personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in 2022 compared to 2021.

Loss from operations was RMB833 million (US$121 million) in 2022, compared to loss from operations of RMB1.4 billion in 2021. Operating margin was negative 1.4% in 2022, compared to negative 1.7% in 2021, primarily due to a relatively higher gross profit margin, which was partially offset by the increased spending in home renovation and furnishing and emerging and other services in 2022 compared to 2021.

Adjusted income from operations was RMB2.3 billion (US$0.3 billion) in 2022, compared to RMB1.4 billion in 2021. Adjusted operating margin was 3.8% in 2022, compared to 1.7% in 2021. Adjusted EBITDA was RMB4.7 billion (US$0.7 billion) in 2022, compared to RMB4.5 billion in 2021.

Net Income (Loss)

Net loss was RMB1,397 million (US$203 million) in 2022, compared to RMB525 million in 2021.

Adjusted net income was RMB2,843 million (US$412 million) in 2022, compared to RMB2,294 million in 2021.

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Net Income (Loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net loss attributable to KE Holdings Inc.’s ordinary shareholders was RMB1,386 million (US$201 million) in 2022, compared to RMB524 million in 2021.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB2,854 million (US$414 million) in 2022, compared to RMB2,295 million in 2021.

Net Income (Loss) per ADS

Basic and diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders were both RMB1.17 (US$0.17) in 2022, compared to RMB0.44 for both basic and diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders in 2021.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders were RMB2.40 (US$0.35) and RMB2.38 (US$0.34) in 2022, respectively, compared to adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB1.94 and RMB1.92 in 2021, respectively.

Business Outlook

For the first quarter of 2023, the Company expects total net revenues to be between RMB18.0 billion (US$2.6 billion) and RMB18.5 billion (US$2.7 billion), representing an increase of approximately 43.4% to 47.4% from the same quarter of 2022. This forecast considers the potential impact of the recent real estate related policies and measures, all of which remain uncertain and may continue to affect the Company’s operations. Therefore, the Company’s ongoing and preliminary view are contingent on the business situation and market condition.

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period. From the launch of the share repurchase program on September 1, 2022 to December 31, 2022, the Company in aggregate purchased approximately 14.2 million ADSs in the open market at a total consideration of approximately US$191 million pursuant to the share repurchase program, certain of which were settled in early January 2023.

14

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Thursday, March 16, 2023 (8:00 P.M. Beijing/Hong Kong Time on Thursday, March 16, 2023) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10029216-ft4w0.html

A replay of the conference call will be accessible through March 23, 2023, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN:	10029216

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

15

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

16

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 21 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

17

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

18

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	20,446,104	19,413,202	2,814,650
Restricted cash	6,286,105	6,181,057	896,169
Short-term investments	29,402,661	35,485,908	5,144,973
Short-term financing receivables, net of allowance for credit losses of RMB131,558 and RMB139,427 as of December 31, 2021 and 2022, respectively	702,452	667,224	96,738
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,151,271, and RMB2,088,478 as of December 31, 2021 and 2022, respectively	9,324,952	4,163,022	603,581
Amounts due from and prepayments to related parties	591,342	405,956	58,858
Loan receivables from related parties	42,788	50,463	7,316
Prepayments, receivables and other assets	3,129,950	4,057,843	588,333
Total current assets	69,926,354	70,424,675	10,210,618
Non-current assets
Property and equipment, net	1,971,707	2,036,553	295,272
Right-of-use assets	7,244,211	11,284,070	1,636,036
Long-term financing receivables, net of allowance for credit losses of RMB204 and nil as of December 31, 2021 and 2022, respectively	10,039	-	-
Long-term investments, net	17,038,171	17,925,653	2,598,975
Intangible assets, net	1,141,273	1,686,976	244,589
Goodwill	1,805,689	4,934,235	715,397
Long-term loan receivables from related parties	-	22,934	3,325
Other non-current assets	1,181,421	1,032,251	149,663
Total non-current assets	30,392,511	38,922,672	5,643,257
TOTAL ASSETS	100,318,865	109,347,347	15,853,875

19

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,008,765	5,843,321	847,202
Amounts due to related parties	584,078	425,685	61,719
Employee compensation and welfare payable	9,834,247	9,365,512	1,357,872
Customer deposits payable	4,181,337	4,194,828	608,193
Income taxes payable	567,589	542,290	78,625
Short-term borrowings	260,000	619,000	89,747
Lease liabilities current portion	2,752,795	4,972,345	720,922
Short-term funding debts	194,200	-	-
Contract liabilities	1,101,929	3,260,269	472,695
Accrued expenses and other current liabilities	3,451,197	4,118,068	597,063
Total current liabilities	28,936,137	33,341,318	4,834,038
Non-current liabilities
Deferred tax liabilities	22,920	351,186	50,917
Lease liabilities non-current portion	4,302,934	6,599,930	956,900
Other non-current liabilities	1,381	475	69
Total non-current liabilities	4,327,235	6,951,591	1,007,886
TOTAL LIABILITIES	33,263,372	40,292,909	5,841,924

20

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares. 2,705,911,235 and 3,601,547,279 Class A ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively; and 885,301,280 and 156,426,896 Class B ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively)	489	487	71
Treasury shares	-	(225,329)	(32,670)
Additional paid-in capital	78,972,169	80,302,956	11,642,834
Statutory reserves	483,887	660,817	95,809
Accumulated other comprehensive loss	(2,639,723)	(412,721)	(59,839)
Accumulated deficit	(9,842,846)	(11,405,850)	(1,653,693)
Total KE Holdings Inc. shareholders' equity	66,973,976	68,920,360	9,992,512
Non-controlling interests	81,517	134,078	19,439
TOTAL SHAREHOLDERS' EQUITY	67,055,493	69,054,438	10,011,951
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	100,318,865	109,347,347	15,853,875

21

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	5,985,303	5,280,757	765,638	31,947,953	24,123,703	3,497,608
New home transaction services	11,309,748	8,281,269	1,200,671	46,472,378	28,650,374	4,153,914
Home renovation and furnishing	57,671	2,093,811	303,574	197,452	5,046,627	731,692
Emerging and other services	432,999	1,091,303	158,224	2,134,656	2,848,075	412,932
Total net revenues	17,785,721	16,747,140	2,428,107	80,752,439	60,668,779	8,796,146
Cost of revenues
Commission-split	(7,740,832)	(6,030,785)	(874,382)	(31,633,827)	(20,499,632)	(2,972,167)
Commission and compensation-internal	(5,391,756)	(4,231,943)	(613,574)	(26,303,507)	(17,853,694)	(2,588,542)
Cost of home renovation and furnishing	(61,146)	(1,467,237)	(212,729)	(195,869)	(3,562,068)	(516,451)
Cost related to stores	(1,035,183)	(764,650)	(110,864)	(3,809,757)	(3,346,436)	(485,188)
Others	(641,542)	(159,567)	(23,134)	(2,990,064)	(1,626,202)	(235,776)
Total cost of revenues(1)	(14,870,459)	(12,654,182)	(1,834,683)	(64,933,024)	(46,888,032)	(6,798,124)
Gross profit	2,915,262	4,092,958	593,424	15,819,415	13,780,747	1,998,022
Operating expenses
Sales and marketing expenses(1)	(809,090)	(1,332,765)	(193,233)	(4,309,116)	(4,573,382)	(663,078)
General and administrative expenses(1)	(2,202,486)	(1,792,326)	(259,863)	(8,924,470)	(7,346,665)	(1,065,167)
Research and development expenses(1)	(738,118)	(508,663)	(73,749)	(3,193,988)	(2,545,549)	(369,070)
Impairment of goodwill, intangible assets and other long-lived assets	(349,639)	(71,813)	(10,412)	(746,705)	(148,057)	(21,466)
Total operating expenses	(4,099,333)	(3,705,567)	(537,257)	(17,174,279)	(14,613,653)	(2,118,781)
Income (loss) from operations	(1,184,071)	387,391	56,167	(1,354,864)	(832,906)	(120,759)
Interest income, net	113,086	255,314	37,017	354,567	743,484	107,795
Share of results of equity investees	(8,286)	(69)	(10)	36,606	44,588	6,465
Fair value changes in investments, net	121,084	(133,728)	(19,389)	564,804	(512,225)	(74,266)
Impairment loss for equity investments accounted for using Measurement Alternative	(183,789)	(100,004)	(14,499)	(183,789)	(591,876)	(85,814)
Foreign currency exchange gain (loss)	1,332	65,331	9,472	20,988	(127,362)	(18,466)
Other income, net	476,849	528,454	76,619	1,702,414	1,568,587	227,424
Income (loss) before income tax expense	(663,795)	1,002,689	145,377	1,140,726	292,290	42,379
Income tax expense	(269,469)	(630,779)	(91,454)	(1,665,492)	(1,689,574)	(244,965)
Net income (loss)	(933,264)	371,910	53,923	(524,766)	(1,397,284)	(202,586)

22

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to non-controlling interests shareholders	3,582	5,122	743	637	11,210	1,625
Net income (loss) attributable to KE Holdings Inc.	(929,682)	377,032	54,666	(524,129)	(1,386,074)	(200,961)
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(929,682)	377,032	54,666	(524,129)	(1,386,074)	(200,961)

Net income (loss)	(933,264)	371,910	53,923	(524,766)	(1,397,284)	(202,586)
Currency translation adjustments	(561,546)	(479,196)	(69,477)	(841,214)	2,602,071	377,265
Unrealized gains (losses) on available-for-sale investments, net of reclassification	42,864	121,961	17,683	35,578	(375,069)	(54,380)
Total comprehensive income (loss)	(1,451,946)	14,675	2,129	(1,330,402)	829,718	120,299
Comprehensive loss attributable to non-controlling interests shareholders	3,582	5,122	743	637	11,210	1,625
Comprehensive income (loss) attributable to KE Holdings Inc.	(1,448,364)	19,797	2,872	(1,329,765)	840,928	121,924
Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,448,364)	19,797	2,872	(1,329,765)	840,928	121,924

23

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	3,559,476,683	3,551,773,024	3,551,773,024	3,549,121,628	3,569,179,079	3,569,179,079
—Diluted	3,559,476,683	3,604,626,158	3,604,626,158	3,549,121,628	3,569,179,079	3,569,179,079

Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,186,492,228	1,183,924,341	1,183,924,341	1,183,040,543	1,189,726,360	1,189,726,360
—Diluted	1,186,492,228	1,201,542,053	1,201,542,053	1,183,040,543	1,189,726,360	1,189,726,360

Net income (loss) per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.26)	0.11	0.02	(0.15)	(0.39)	(0.06)
—Diluted	(0.26)	0.10	0.01	(0.15)	(0.39)	(0.06)

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.78)	0.32	0.05	(0.44)	(1.17)	(0.17)
—Diluted	(0.78)	0.31	0.04	(0.44)	(1.17)	(0.17)

(1) Includes share-based compensation expenses as follows:

Cost of revenues	106,663	91,209	13,224	406,131	356,844	51,738
Sales and marketing expenses	17,804	31,843	4,617	110,446	121,396	17,601
General and administrative expenses	112,491	549,632	79,689	595,732	1,659,755	240,641
Research and development expenses	82,877	52,495	7,611	425,978	287,254	41,648

24

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	(1,184,071)	387,391	56,167	(1,354,864)	(832,906)	(120,759)
Share-based compensation expenses	319,835	725,179	105,141	1,538,287	2,425,249	351,628
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	116,869	154,504	22,401	470,179	566,886	82,191
Impairment of goodwill, intangible assets and other long-lived assets	349,639	71,813	10,412	746,705	148,057	21,466
Adjusted income (loss) from operations	(397,728)	1,338,887	194,121	1,400,307	2,307,286	334,526

Net income (loss)	(933,264)	371,910	53,923	(524,766)	(1,397,284)	(202,586)
Share-based compensation expenses	319,835	725,179	105,141	1,538,287	2,425,249	351,628
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	116,869	154,504	22,401	470,179	566,886	82,191
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	3,084	129,731	18,809	(124,416)	526,926	76,397
Impairment of goodwill, intangible assets and other long-lived assets	349,639	71,813	10,412	746,705	148,057	21,466
Impairment of investments	186,703	100,004	14,499	186,703	591,876	85,814
Tax effects on non-GAAP adjustments	(953)	(6,560)	(951)	1,264	(18,951)	(2,748)
Adjusted net income	41,913	1,546,581	224,234	2,293,956	2,842,759	412,162

Net income (loss)	(933,264)	371,910	53,923	(524,766)	(1,397,284)	(202,586)
Income tax expense	269,469	630,779	91,454	1,665,492	1,689,574	244,965
Share-based compensation expenses	319,835	725,179	105,141	1,538,287	2,425,249	351,628
Amortization of intangible assets	121,517	158,624	22,998	491,032	584,460	84,739
Depreciation of property and equipment	280,440	230,999	33,492	879,729	918,261	133,135
Interest income, net	(113,086)	(255,314)	(37,017)	(354,567)	(743,484)	(107,795)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	3,084	129,731	18,809	(124,416)	526,926	76,397
Impairment of goodwill, intangible assets and other long-lived assets	349,639	71,813	10,412	746,705	148,057	21,466
Impairment of investments	186,703	100,004	14,499	186,703	591,876	85,814
Adjusted EBITDA	484,337	2,163,725	313,711	4,504,199	4,743,635	687,763

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(929,682)	377,032	54,666	(524,129)	(1,386,074)	(200,961)
Share-based compensation expenses	319,835	725,179	105,141	1,538,287	2,425,249	351,628
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	116,869	154,504	22,401	470,179	566,886	82,191
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	3,084	129,731	18,809	(124,416)	526,926	76,397
Impairment of goodwill, intangible assets and other long-lived assets	349,639	71,813	10,412	746,705	148,057	21,466
Impairment of investments	186,703	100,004	14,499	186,703	591,876	85,814
Tax effects on non-GAAP adjustments	(953)	(6,560)	(951)	1,264	(18,951)	(2,748)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(28)	(28)	(4)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	45,488	1,551,696	224,976	2,294,565	2,853,941	413,783

25

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,186,492,228	1,183,924,341	1,183,924,341	1,183,040,543	1,189,726,360	1,189,726,360
—Diluted	1,186,492,228	1,201,542,053	1,201,542,053	1,183,040,543	1,189,726,360	1,189,726,360

Weighted average number of ADS used in calculating adjusted net income (loss) per ADS
—Basic	1,186,492,228	1,183,924,341	1,183,924,341	1,183,040,543	1,189,726,360	1,189,726,360
—Diluted	1,188,942,618	1,201,542,053	1,201,542,053	1,196,789,976	1,199,354,087	1,199,354,087

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.78)	0.32	0.05	(0.44)	(1.17)	(0.17)
—Diluted	(0.78)	0.31	0.04	(0.44)	(1.17)	(0.17)

Non-GAAP adjustments to net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.82	0.99	0.14	2.38	3.57	0.52
—Diluted	0.82	0.98	0.14	2.36	3.55	0.51

Adjusted net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.04	1.31	0.19	1.94	2.40	0.35
—Diluted	0.04	1.29	0.18	1.92	2.38	0.34

26

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,279,185	2,647,195	383,808	3,595,122	8,460,754	1,226,695
Net cash used in investing activities	(3,522,717)	(984,913)	(142,799)	(24,884,074)	(8,472,355)	(1,228,376)
Net cash used in financing activities	(202,800)	(913,499)	(132,445)	(1,074,173)	(1,154,993)	(167,459)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(221,751)	41,537	6,022	(442,141)	28,644	4,153
Net increase (decrease) in cash and cash equivalents and restricted cash	(2,668,083)	790,320	114,586	(22,805,266)	(1,137,950)	(164,987)
Cash, cash equivalents and restricted cash at the beginning of the period/year	29,400,292	24,803,939	3,596,233	49,537,475	26,732,209	3,875,806
Cash, cash equivalents and restricted cash at the end of the period/year	26,732,209	25,594,259	3,710,819	26,732,209	25,594,259	3,710,819

27

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	5,985,303	5,280,757	765,638	31,947,953	24,123,703	3,497,608
Less: Commission and compensation	(3,965,516)	(3,321,568)	(481,582)	(20,123,501)	(14,510,838)	(2,103,873)
Contribution	2,019,787	1,959,189	284,056	11,824,452	9,612,865	1,393,735

New home transaction services
Net revenues	11,309,748	8,281,269	1,200,671	46,472,378	28,650,374	4,153,914
Less: Commission and compensation	(9,100,919)	(6,112,120)	(886,174)	(37,525,240)	(21,886,020)	(3,173,175)
Contribution	2,208,829	2,169,149	314,497	8,947,138	6,764,354	980,739

Home renovation and furnishing
Net revenues	57,671	2,093,811	303,574	197,452	5,046,627	731,692
Less: Material costs, commission and compensation costs	(61,146)	(1,467,237)	(212,729)	(195,869)	(3,562,068)	(516,451)
Contribution	(3,475)	626,574	90,845	1,583	1,484,559	215,241

Emerging and other services
Net revenues	432,999	1,091,303	158,224	2,134,656	2,848,075	412,932
Less: Commission and compensation	(66,153)	(829,040)	(120,200)	(288,593)	(1,956,468)	(283,661)
Contribution	366,846	262,263	38,024	1,846,063	891,607	129,271

28